PREFERRED NETWORKS, INC.

                                                                    NEWS RELEASE
FOR MORE INFORMATION CONTACT:
Mary Ann Haskins
770/582-3507                                                   February 19, 1997

                    PREFERRED NETWORKS REPORTS 1996 RESULTS
                     FOURTH QUARTER REVENUES INCREASE 127%

     ATLANTA . . . February 19, 1997 -- Nasdaq: PFNT -- Preferred Networks, Inc.
(PNI), a leading provider of outsourcing services and network operations for the wireless industry, today announced results for the fourth quarter and year ended December 31, 1996.

     Total revenues for the fourth quarter of 1996 increased 127% to $5.4 million from $2.4 million for the fourth quarter of 1995. EBITDA (earnings before interest, taxes, depreciation and amortization), a standard measure of operating cash flow in the wireless industry, was negative $3.8 million for the quarter compared with negative $948,000 for the prior-year period. The net loss for the quarter was $4.7 million, or $0.32 per share, compared with a loss of $1.2 million, or $0.23 per share, for the fourth quarter of 1995.

     For the year ended December 31, 1996, total revenues increased 82% to a record $13.4 million from $7.4 million for 1995. 1996 EBITDA was negative $8.6 million compared with a negative $2.2 million for 1995. The net loss for 1996 was $10.2 million, or $0.79 per share, compared with a loss of $2.9 million, or $0.48 per share, for 1995.

     At December 31, 1996, PNI had five of its planned ten Technical Control Centers (TCCs) in operation with three under construction. At year-end, the Company had networks in operation in 21 markets with networks under construction in an additional 28 markets. There were 362,481 units in service or under agency agreement at year-end, a 136% increase from 153,901 units in service at year-end 1995.

     Commenting on the results, Chairman and Chief Executive Officer Mark Dunaway said, "In 1996, we made great progress toward building networks nationwide utilizing the 157.740 MHz channel, and broadened the scope of our carrier's carrier strategy from being purely an operator of wholesale one-way paging networks to providing outsourcing services for the wireless industry, including engineering and maintenance of networks and systems equipment, and repair and fulfillment services for paging and cellular companies.

     "The strong growth in revenues for both the fourth quarter and year reflects, among other things, the continued expansion of our networks into key new markets, a ramp-up of service in existing markets and the contribution of Preferred Technical Services and EPS Wireless. As expected, we reported negative EBITDA and a net loss for the year, reflecting, among other things, the significant investment we are making in networks, systems and personnel to complete the build-out of our networks nationwide and TCCs."

     Strategic acquisitions in 1996 included:

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PFNT Reports 1996 Results
February 19, 1997
Page 2

     - Paging Services Inc. (now Preferred Technical Services, Inc. -- "PTS"), which expanded PNI's services to include repair, maintenance, installation services, and equipment sales to paging and PCS carriers.

     - Big Apple Paging Corporation, which increased PNI's presence in New York, New Jersey, and Connecticut.

     - Mercury Paging & Communications, Inc., a carrier in the New Jersey, New York, and Southern Connecticut markets. (The definitive agreement was executed in September 1996, and the acquisition closed in early 1997.)

     - EPS Wireless Inc., which expanded PNI's capabilities to offer wireless product repairs, sales of new and refurbished paging and cellular products, inventory management, and product fulfillment.

     Other significant events in 1996 included:

     - Significant increases in our credit facilities to be used primarily for financing paging network acquisitions and capital expenditures.

     - Addition of an industry-renowned director to our board, John J. "Jack" Hurley, Vice Chairman of Glenayre Technologies, Inc.

     "With the expansion of our core business and the strategic alliances that we have developed, such as with Teletouch and Metrocall, we are creating a truly unique organization to serve the wireless industry and provide added value to our customers. In 1997, we expect to see the incremental benefit of PTS and EPS to our core network business. We also expect continued growth in units in service as we ramp-up services on our existing network and complete the build-out of our 157.740 MHz network nationwide."

     Preferred Networks, Inc., headquartered in metropolitan Atlanta, provides outsourcing solutions to the wireless industry which allow companies to offer branded wireless services directly to subscribers, while relying on PNI to provide high-quality network, technical, and product services. PNI offers its services through its wholesale paging networks as one of the largest carrier's carriers, and through its wholly-owned subsidiaries: Preferred Technical Services, which provides paging network equipment installation, maintenance and engineering services; and EPS Wireless, which is one of the five largest repair facilities providing paging and cellular product repair, sales, and fulfillment services. PNI's address on the World Wide Web is: http://www.pni.net.

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PFNT Reports 1996 Results
February 19, 1997
Page 3

                            PREFERRED NETWORKS, INC.
                              FINANCIAL HIGHLIGHTS
                                  (UNAUDITED)
                 (dollars in thousands, except per share data)

                                                   THREE MONTHS ENDED        TWELVE MONTHS ENDED
                                                      DECEMBER 31,               DECEMBER 31,
                                                ------------------------   ------------------------
                                                   1996          1995         1996          1995
                                                -----------   ----------   -----------   ----------
Revenues
  Pager airtime...............................  $     1,823   $    1,173   $     6,121   $    3,549
  Pager sales.................................        2,493        1,123         5,818        3,651
  Maintenance and other.......................        1,035           60         1,412          153
                                                -----------   ----------   -----------   ----------
     Total Revenues...........................        5,351        2,356        13,351        7,353
Cost of revenues
  Pager airtime...............................        1,723          616         4,621        1,768
  Pager sales.................................        4,009        1,363         8,329        4,558
  Other.......................................          542           --           663           --
                                                -----------   ----------   -----------   ----------
                                                       (923)         377          (262)       1,027
Selling, general and administrative...........        2,876        1,325         8,338        3,180
Depreciation and amortization.................        1,081          275         2,479          763
                                                -----------   ----------   -----------   ----------
  Operating loss..............................       (4,880)      (1,223)      (11,079)      (2,916)
Interest expense..............................           48           85           242          317
Interest income...............................          215          143         1,122          363
                                                -----------   ----------   -----------   ----------
Net loss......................................  $    (4,713)  $   (1,165)  $   (10,199)  $   (2,870)
                                                ===========   ==========   ===========   ==========
Historical net loss per share of common
  stock.......................................  $     (0.32)  $    (0.23)  $     (0.79)  $    (0.48)
                                                ===========   ==========   ===========   ==========
Weighted average common shares outstanding
  used in calculating historical net loss per
  share.......................................   14,818,573    9,158,397    13,643,474    9,158,406
EBITDA*.......................................  $    (3,799)  $     (948)  $    (8,600)  $   (2,153)

* Earnings before interest, taxes, depreciation and amortization

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PFNT Reports 1996 Results
February 19, 1997
Page 4

                            PREFERRED NETWORKS, INC.
                             STATISTICAL HIGHLIGHTS

                                                              DECEMBER 31, 1996   DECEMBER 31, 1995
                                                              -----------------   -----------------
Technical Control Centers:
  In operation..............................................             5                   2
  Under construction........................................             3                   2
Markets:
  In service................................................            21                  12
  Under construction........................................            28                   8
Units in Service:
  Reseller units............................................       186,482             129,983
  Co-location/interconnection units.........................        89,236              23,918
                                                                   -------             -------
     Total units in service.................................       275,718             153,901
  Under agency agreement....................................        86,763                  --
                                                                   -------             -------
     Total..................................................       362,481             153,901
                                                                   =======             =======
Average Revenue Per Unit....................................       $  2.48             $  2.94